# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coronado Global Resources Inc., CIK 0001770561
CUSIP: U2024H107
Title of class of securities: Chess Depository Interest
Address of issuer's principal executive offices: LEVEL 33 CENTRAL PLAZA ONE, 345 QUEEN STREET, BRISBANE, Australia (C3), 4000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001694164

## Reporting persons
- AustralianSuper Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 4,041,661; shared voting power 0; sole dispositive power 4,041,661; shared dispositive power 0; aggregate amount beneficially owned 4,041,661 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Coronado Global Resources Inc.
Address of issuer's principal executive offices: LEVEL 33 CENTRAL PLAZA ONE, 345 QUEEN STREET, BRISBANE, AUSTRALIA, 4000

## Item 2. Person Filing
Name of person filing: AustralianSuper Pty Ltd
Address of principal business office or, if none, residence:
Level 30, 130 Lonsdale Street
Melbourne Victoria 3000
Australia
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Employee benefit plan and/or investment company

## Item 4. Ownership
Amount beneficially owned: 4,041,661 Chess Depository Interest
Percent of class: 0.24%
Sole power to vote or to direct the vote: 4,041,661 Chess Depository Interest
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,041,661 Chess Depository Interest
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AustralianSuper Pty Ltd: AMAR RASHID, SENIOR MANAGER, PORTFOLIO COMPLIANCE (08/11/2025)